25003087

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68829

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Peak Brokerage Services, LLC

SEC Mail Processing
MAR 31 2025
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1070 E. Indiantown Road, Suite 208-210
(No. and Street)

Jupiter	FL	33477
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew Reynolds	317-581-4003	mreynolds@pbsrep.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew Reynolds, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Peak Brokerage Services, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAUREEN DUNCAN
Notary Public, State of Indiana
Resident of Marion County, IN
My Commission Expires: October 16, 2026
Commission Number 0716350

SEAL

Signature: [signature]

Title: FINOP

[signature]

Notary Public

SEC Mail Processing
MAR 31 2025
Washington, DC

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Peak Brokerage Services, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2024

SEC ID 8-23604
Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Peak Brokerage Services, LLC
Financial Statements
For the Year Ended December 31, 2024

TABLE OF CONTENTS

MC

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Peak Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Peak Brokerage Services, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Peak Brokerage Services, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Peak Brokerage Services, LLC's management. Our responsibility is to express an opinion on Peak Brokerage Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Peak Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Peak Brokerage Services, LLC's auditor since 2022.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 27, 2025

Peak Brokerage Services, LLC
Statement of Financial Condition
December 31, 2024

ASSETS		
Cash & cash equivalents	$	183,180
Receivables		
Commissions receivable		311,813
Receivables from related parties		300,830
Clearing deposits		150,000
Prepaid expense		96,192
TOTAL ASSETS	**$**	**1,042,015**
LIABILITIES AND MEMBERS' EQUITY		
Liabiliites		
Commissions payable		265,041
Accounts payable		28,050
Total liabilities		293,091
Members' Equity		748,924
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**1,042,015**

See accompanying notes to the financial statements

NOTE 1 – NATURE OF BUSINESS

Organization and Nature of Business

Peak Brokerage Services, LLC (the Company) is a brokerage firm and a majority owned subsidiary of Peak Reps, LLC. The Company is registered as a broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934, and has two sister companies: one being Blackridge Asset management, a registered investment advisor with the Securities and Exchange Commission (the SEC) and the other, Top Advisors Group, LLC, a licensed, insurance marketing organization. The Company is subject to regulation and oversight by the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) (FINRA CRD #: 158045; SEC #: 8-68829).

On November 5, 2024, the unit holders of Peak Reps, LLC entered into a purchase agreement with Financial Services Holdings, LLC, the parent company of broker dealers, registered investment advisors and other companies in the financial services industry. The purchase was completed on January 31, 2025, and included all units and assets of Peak Reps, LLC, including the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accompanying Financial Statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934. The classification and reporting of items appearing on the Financial Statements are consistent with that rule. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company estimates its commissions receivable at year-end and related revenues and commission payable and expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Inter-company Expense Allocations

The Company's financial statements reflect allocations of certain occupancy, equipment and personnel-related expenses that are paid on its behalf by Peak Reps, LLC and reimbursed by the Company. Personnel-related allocations include salaries and costs attributable to the employees of the Company participating in other benefit plans sponsored by Peak Reps, LLC. In the opinion of management, the expenses allocated to the Company approximate the actual costs incurred.

Cash and Cash Equivalents

Cash equivalents are highly liquid investments with an original maturity of 90 days or less that are not required to be segregated under federal or other regulations. The Company's cash and cash equivalents are composed of interest-bearing and non-interest-bearing deposits.

Securities

All securities are reported at fair value on the trade date. Net unrealized and realized gains and losses on securities are included as revenue in the statement of operations. During 2024 and as of December 31, 2024, the Company does not have ownership of any securities.

Deposit with Clearing Broker

The Company has a brokerage clearing arrangement with Raymond James ("Clearing Broker"). The fully disclosed correspondent clearing agreement requires a deposit of $150,000 with the Clearing Broker. Provided that the Company is not in default of its obligations or liabilities to the Clearing Broker, the Clearing Broker will return the security deposit following termination of the clearing arrangement. This amount is represented in Clearing Deposits in the Statement of Financial Condition.

Commissions Receivable

The Company settles transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

based on the amount of commissions earned from transactions in these products in prior periods. Commissions receivable are non-interest bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each client. The Company regularly reviews its commissions receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review of commissions receivable, no allowance for doubtful accounts is considered necessary as of December 31, 2024.

Receivables from Related Parties

Receivables from related parties primarily consist of amounts due from registered representatives and Peak Reps, LLC. Management monitors the need for an allowance estimate through periodic evaluations against actual historical results. Based on management's review of receivables from related parties, no allowance for doubtful accounts is considered necessary as of December 31, 2024.

Fixed Assets

Leasehold improvements, computers and software, and furniture and equipment are recorded at historical cost, net of accumulated depreciation and amortization. Management has elected to capitalize any single asset where the initial cost and cost of installation exceeds $2,500. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets.

Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. All fixed assets were fully depreciated as of December 31, 2024. There was no depreciation expense in 2024.

Revenue Recognition

Transaction-based sales commissions are recognized as revenue on a trade-date basis, which is when the Company's performance obligations in generating the commissions have been substantially completed. The Company settles a significant volume of transactions that are initiated directly between its representatives and product sponsors, particularly regarding mutual fund, 529 education savings plan, fixed and variable annuity, and insurance products. As a result, management must estimate a portion of its commission revenues earned from clients for purchases and sales of these products at the end of each accounting period for which the proceeds have not yet been received. These estimates are based on the amount of commissions earned from transactions in these products in prior periods.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Trailing commission revenues include mutual fund, 529 education savings plans, and fixed and variable product trailing fees that are recurring in nature. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets and recognized over the period during which services are performed. Because trailing commission revenues are generally paid in arrears, management estimates trailing revenues earned at the end of each period. The Company also recognizes revenue from the direct brokerage business, all brokerage business is maintained at Raymond James. The brokerage business includes brokering transactions in public securities, fixed Income, CD's, Options, to name a few.

Commitments and Contingencies

The Company recognizes a liability with regard to loss contingencies when it believes it is probable a liability has occurred, and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, however, the Company accrues the minimum amount in the range.

The Company, as a rule, will establish an accrual for those legal proceedings and regulatory matters for which a loss is both probable and the amount can be reasonably estimated, except as otherwise covered by third-party insurance or self-insurance. The Company is subject to litigation in the normal course of business. As of December 31, 2024 there was no amount recognized in regards to loss contingencies.

Guarantees

The Company occasionally enters into certain types of contracts that contingently require it to indemnify certain parties against third-party claims. The terms of these obligations vary and because a maximum obligation is not explicitly stated, the Company has determined that it is not possible to make an estimate of the amount that it could be obligated to pay under such contracts.

The Company provides guarantees to securities clearing houses and exchanges under their standard membership agreements, which require a member to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearing houses and exchanges, all other members would be required to meet any shortfall. The Company's liability under these arrangements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Legal & Regulatory Matters

The Company is subject to extensive regulation and supervision by United States federal and state agencies and various self-regulatory organizations. The Company and its representatives periodically engage with such agencies and organizations, in the context of examinations or otherwise, to respond to inquiries, informational requests, and investigations. From time to time, such engagements result in regulatory complaints or other matters, the resolution of which can include fines and other remediation. Assessing the probability of a loss occurring and the amount of any loss related to a legal proceeding or regulatory matter is inherently difficult.

While the Company exercises significant and complex judgements to make certain estimates presented in its financial statements, there are particular uncertainties and complexities involved when assessing the potential outcomes of legal proceedings and regulatory matters. The Company's assessment process considers a variety of factors and assumptions, which may include the procedural status of the matter and any recent developments; prior experience and the experience of others in similar matters; the size and nature of potential exposures; available defenses; the progress of fact discovery; the opinions of counsel and experts; potential opportunities for settlement and the status of any settlement discussions; as well as the potential for insurance coverage and indemnification, if available. The Company monitors these factors and assumptions for new developments and re-assesses the likelihood that a loss will occur and the estimated range or amount of loss, if those amounts can be reasonably determined.

The Company maintains third-party insurance coverage for certain potential legal proceedings, including those involving client claims. With respect to client claims, the estimated losses on many of the pending matters may be less than the applicable deductibles of the insurance policies.

Income Taxes

The Company is taxed as a Partnership for federal income tax purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's partners will pay taxes on the Company's earnings. The Company files a separate pass-through income tax return for federal and state purposes. At the year ended December 31, 2024, management has determined the Company had no uncertain tax positions requiring

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

recognition and reporting. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2020 through 2024) remain subject to income tax audits.

Fair Value of Financial Instruments

The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For many of the Company's financial instruments, including cash, receivables, prepaid and other assets, accounts payable, commissions payable and other payables, the carrying amount of these instruments reflects the approximate fair value due to their short maturities.

Concentrations

The Company generated $7,608,596 and approximately 83% of total revenue from the sale of variable annuities and direct participation programs. 28% of the Company's total variable annuity and direct participation revenue came from products sold as provided through two variable annuity product providers, Jackson National and Equitable Distributors.

NOTE 3 – FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

Financial instruments subject to concentration risk are cash and cash equivalents. The Company maintains depository cash with one banking institution. Depository accounts are insured by the Federal Depository Insurance Company ("FDIC") to a maximum of $250,000, per bank, per depositor. The total cash and cash equivalents for the Company did not exceed the FDIC insured limit as of December 31, 2024.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has related party transactions with Peak Reps, LLC, its parent entity who provides certain services to the Company under an expense sharing agreement. The Company paid approximately $831,280 to Peak Reps, LLC under the expense sharing agreement in 2024.

The Company recorded an override investment advisory income in the amount of $75,000 from a related entity, Independent Solutions Wealth Management; and an override investment advisory income in the amount of $38,606 from a related entity, The Retirement Guys Formula.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule"), requiring the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions during any time the Company's net capital, as defined by the Rule, is less than five thousand dollars ($5,000), or, if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15:1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends be paid, if the resulting net capital ratio exceeds 12:1.) The net capital rules also provide that the broker-dealer's capital may not be withdrawn if resulting net capital would be less than minimum requirements. Additionally, certain withdrawals require the approval of the SEC and FINRA to the extent they exceed defined levels, even though such withdrawals would not cause net capital to be less than minimum requirements. Net capital and the related net capital requirement may fluctuate daily. At December 31, 2024, the Company has net capital of $201,902 exceeding the requirement by $182,363.

NOTE 6 – SUBSEQUENT EVENTS

With the exception of the sale of its parent company to Financial Services Holdings, LLC noted in Footnote 1 above, the Company has made a review of material subsequent events from December 31, 2024 through the date of this report, which is the date the financial statements were available to be issued and found no material subsequent events reportable during this period.

NOTE 7 – BROKER DEALER SINGLE REPORTABLE SEGMENT

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital businesses. The Company has identified it's Financial and Operations Principal as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies.